Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010

(Loss) income available to common stockholders	$(796,808)	$145,788	$(760,794)	$285,878

Weighted average shares outstanding	2,671,459	2,666,191	2,670,805	2,665,537

Basic (loss) earnings per share	$(0.30)	$0.05	$(0.29)	$0.11

(Loss) income for diluted earnings per share	$(796,808)	$145,788	$(760,794)	$285,878

Total weighted average common shares and equivalents outstanding for diluted computation	2,671,459	2,666,191	2,670,805	2,665,537

Diluted (loss) earnings per share	$(0.30)	$0.05	$(0.29)	$0.11